File No. ____________

Before the

U.S. SECURITIES AND EXCHANGE COMMISSION

__________________________________

In the Matter of Application

of

PIONEER FLOATING RATE TRUST

PIONEER HIGH INCOME TRUST

60 State Street

Boston, MA 02109

APPLICATION FOR

AN ORDER PURSUANT TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940 FOR EXEMPTION

FROM SECTIONS 18(a)(1)(A) AND 1(a)(1)(B) OF THE

INVESTMENT COMPANY ACT OF 1940

__________________________________

February 27, 2009

__________________________________

Please direct all communications
regarding this Application to:	Copies to:
Dorothy E. Bourassa, Esq.	Roger P. Joseph, Esq.
Pioneer Investment Management, Inc.	Bingham McCutchen LLP
60 State Street	One Federal Street
Boston, MA 02109-1820	Boston, MA 02110
(617) 742-7825	(617) 951-8247

This document contains 29 pages (including exhibits),

which have been numbered sequentially.

UNITED STATES OF AMERICA

BEFORE THE U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

)
IN THE MATTER OF	)	Application for an Order pursuant
	)	to Section 6(c) for an Exemption
PIONEER FLOATING RATE TRUST and	)	from Sections 18(a)(1)(A) and Section 18(a)(1)(B)
PIONEER HIGH INCOME TRUST	)	of the Investment
	)	Company Act of 1940, as
60 State Street	)	amended
Boston, MA 02109)
)

Pioneer Floating Rate Trust and Pioneer High Income Trust(collectively, the “Applicants”) hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from Section 18(a)(1)(A) of the 1940 Act to the extent necessary to permit each Applicant the option to issue or incur debt (such issuing or incurring of debt to be referred to as “borrowing” for purposes of this Application) after the issuance of any Order, for the purpose of refinancing any auction market preferred shares (“AMPS”) issued prior to February 1, 2008 that are outstanding at the time such post-Order debt is issued or incurred (as well as any refinancing of such post-Order debt until the expiration of any Order) subject to “asset coverage” (as defined in Section 18(h) of the 1940 Act) of 200% (rather than the asset coverage of 300% ordinarily applicable to a senior security constituting indebtedness under Section 18(a)(1)(A) of the 1940 Act). In addition, the Applicants request that the Order grant an exemption from Section 18(a)(1)(B) of the 1940 Act so that each Applicant may, in connection with the borrowings referred to above and to the extent that compliance with Section 18(a)(1)(B) is not excused in the circumstances by Section

18(g) of the 1940 Act, make provision to prohibit the declaration of dividends or distributions and the purchase of its capital stock (including its AMPS) unless, at the time of any declaration or purchase, after deducting the amount of such dividend, distribution or purchase price, it has an asset coverage of at least 200% (rather than the asset coverage of 300% ordinarily required for such declarations and purchases under Section 18(a)(l)(B) of the 1940 Act).

Each Applicant’s refinancing of AMPS would be subject to the Applicant’s negotiating agreements with acceptable counterparties and approval of such arrangements by the Applicant’s board of trustees (the “Board”), among other factors. The Applicants can provide no assurance that if the Commission grants the Order, the Applicants will be able to redeem any of their outstanding AMPS through borrowing. The Applicants are registered under the 1940 Act as closed-end management investment companies and are advised by Pioneer Investment Management, Inc. (“Pioneer” or the “Adviser”).

I. THE APPLICANTS

Pioneer Floating Rate Trust (NYSE: PHD). Pioneer Floating Rate Trust was organized as a Delaware statutory trust on October 6, 2004 and is registered under the 1940 Act as a non-diversified closed-end management investment company. Pioneer Floating Rate Trust commenced operations on December 28, 2004, and had assets of approximately $370.2 million as of December 31, 2008. Pioneer Floating Rate Trust’s investment objective is to provide its common shareholders with a high level of current income, which it pursues by investing primarily in senior floating rate loans. Pioneer Floating Rate Trust also seeks capital preservation as a secondary objective to the extent consistent with its primary objective.

Pioneer High Income Trust (NYSE: PHT). Pioneer High Income Trust was organized as a Delaware statutory trust on January 30, 2002 and is registered under the 1940 Act as a diversified, closed-end management investment company. Pioneer High Income Trust commenced operations on April 26, 2002, and had assets of approximately $350.9 million as of December 31, 2008. Pioneer High Income Trust’s investment objective is a high level of current income, which it pursues by investing primarily in below investment grade debt securities. Pioneer High Income Trust also may seek capital appreciation as a secondary objective to the extent consistent with its primary objective.

II. DESCRIPTION OF AUCTION MARKET PREFERRED SHARES

AND AUCTION MARKET FAILURES

The Applicants’ Existing AMPS

Each Applicant has issued and outstanding a class of common shares and a class of one or more series of AMPS. Pioneer Floating Rate Trust has issued and outstanding 2,434 shares of Series M7 AMPS, 2,432 shares of Series W7 AMPS, and 2,432 of Series Th7 AMPS. Pioneer High Income Trust has issued and outstanding 2,020 shares of Series M AMPS, 2,020 shares of Series W AMPS, and 2,000 shares of Series Th AMPS.

Each Applicant issued its outstanding AMPS for purposes of investment leverage to augment the amount of investment capital available for use in the pursuit of its investment objectives. Through the use of leverage, each Applicant, similar to other closed-end funds in the industry, seeks to enhance the investment return available to the holders of its common shares by earning a rate of return (which includes the return obtained from securities that are purchased from the proceeds of AMPS offerings) that exceeds the dividend rate that the Applicant pays to the holders of the AMPS. Historically, each Applicant generally has achieved this goal of enhancing the return to its common shareholders by leveraging through the issuance of AMPS, the returns related to which were positive in the context of the amount of dividends paid to the holders of the AMPS at a market clearing rate, as described below.

Under each Applicant’s Statement of Preferences setting forth the terms and conditions of the AMPS (the “Statement of Preferences”),1 the holders of each Applicant’s AMPS are entitled to receive a stated liquidation preference amount of $25,000 per share (plus any accumulated but unpaid dividends) in any liquidation, dissolution or winding up of the relevant Applicant before any distribution or payment to holders of the Applicant’s common shares. Dividends declared and payable on the AMPS have a similar priority over dividends declared and payable on the Applicant’s common shares. The AMPS are perpetual securities and are not subject to mandatory redemption by an Applicant so long as the Applicant meets certain asset coverage tests specified in the Statement of Preferences applicable to such AMPS. Each Applicant remains in compliance with all applicable asset coverage requirements, and the AMPS issued by each Applicant are redeemable at the Applicant’s option, provided that certain procedural provisions of the applicable Statement of Preferences are followed.

Under market conditions as they existed prior to February 2008, dividend rates on the AMPS for each dividend period (weekly or monthly) were set at the market clearing rate determined through an auction process maintained and administered by unaffiliated broker-dealers that brought together bidders, who sought to buy AMPS, and holders of AMPS, who sought to sell their AMPS. In the event of an imbalance of sell orders over bids for an Applicant’s AMPS for a given auction, the auction did not clear and no AMPS were purchased or sold, and the dividend payment rate over the next dividend period was set at a specified

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1  The Statement of Preferences for each Applicant is substantially identical.

maximum applicable rate (the “Maximum Rate”), as provided in the applicable Statement of Preferences, and as disclosed by each Applicant in its offering documents. Under each Statement of Preferences, the Maximum Rate is determined by reference to a short-term market interest rate (such as LIBOR or a commercial paper rate). An unsuccessful auction is not a default under the terms of either Statement of Preferences. In the case of a failed auction and pursuant to the applicable Statement of Preferences, each Applicant continues to pay dividends to all holders of its AMPS, but at the specified Maximum Rate rather than a market clearing rate. Prior to February 2008, the Maximum Rate had never been triggered due to failed auctions for either of the Applicants.

Auction Failures

Consistent with the broader market for AMPS, beginning in February 2008, all Pioneer closed-end funds with auction rate preferred securities outstanding, including the Applicants, have experienced unsuccessful auctions due to an imbalance between buy and sell orders. As a result, the holders of AMPS who desired to sell their shares at auction, including the holders of each Applicant’s outstanding AMPS, have been unable to do so for over a year. During this period when sales have not occurred, the holders have been receiving the Maximum Rate on the AMPS. The auction markets for AMPS issued by the Applicants are not currently functioning, and the Applicants believe that such auction markets are unlikely to return to normalcy. The Applicants also believe that continuous and reliable secondary market for AMPS that would assure that holders of AMPS would receive the liquidation preference of $25,000 per share does not exist today.

The Effect of Auction Failures

The history of the auction market for various auction rate securities, including those issued by municipalities and other registered closed-end investment companies, was that auction failures were virtually unheard of, and auctions generally provided readily available liquidity to holders for over twenty years.

Prior to the failure of the auction market, if retail investors did not purchase all of the auction rate securities tendered for sale at an auction, dealers would enter into the auction and purchase any excess auction rate securities to prevent the auction from failing. Dealers provided this liquidity using their own balance sheets, even though they had not entered into any agreements requiring them to do so. In 2008, many financial institutions were required to take substantial write-downs on investments held on their balance sheets due, in part, to the slowdown of the real estate market and the sub-prime mortgage crisis. As a result of these events and other pressures, the financial institutions that historically provided “back stop” liquidity for the AMPS auction market stopped participating in auction rate securities auctions in February 2008. After a few auctions failed (including some in which only a few auction rate securities were not purchased), all the auction rate securities auctions soon thereafter failed. The Applicants believe that after the first auction rate securities auction failures, retail investors became increasingly concerned that they would not be able to sell their auction rate securities, and then sought to sell auction rate securities en masse, exacerbating the imbalance between buyers and sellers and making it increasingly unlikely that the auction markets could function normally.

The auction markets for auction rate securities of the kind issued by the Applicants are not currently functioning, and the Applicants believe that such auction markets are unlikely to return to normalcy. If any financial institution were to enter into an auction for auction rate securities as dealers had prior to February 2008, the current holders of AMPS may well attempt to sell their AMPS all at once. As there is no current mechanism that provides a financial institution with the ability to dispose of auction rate securities it acquires, the Applicants do not believe it is likely that any financial institution will attempt to provide liquidity to the current auction rate securities market. The Applicants also believe that an established secondary market for auction rate securities does not exist today that would assure that holders of AMPS would receive the liquidation preference of $25,000 per share. In the limited secondary market that has developed for auction rate securities, auction rate securities trade at a substantial discount.2

Because the auction process is no longer functioning and no established secondary market exists that would provide AMPS shareholders with the liquidation preference of $25,000 per share, there currently is no reliable mechanism for holders of auction rate securities, including the Applicants’ AMPS, to obtain liquidity.

Refinancing Alternatives

Each Applicant’s Board of Trustees has evaluated the effect of the Applicant paying dividends on its AMPS at the Maximum Rate and has asked the Adviser to evaluate alternatives to refinance the AMPS. Since February 2008, the Adviser has evaluated a number of alternatives, including the possibility of refinancing the outstanding AMPS with bank loans. In the event that an Applicant’s Board determines to refinance the AMPS with bank loans and one or more lenders are willing to provide such bank financing, Applicants are concerned that they

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2  The Applicants understand that the relatively limited secondary market trading that has occurred in auction rate preferred stock of closed-end funds since the failure of the auction markets has been conducted at significant discounts. See, e.g., Aaron Pressman, “Auction-Rate Securities: How to Get Unstuck,” Business Week (June 2, 2008).

could be prohibited from redeeming all of their outstanding AMPS should there not be 300% asset coverage after full redemption of the AMPS.

The Applicants are aware that certain market participants are beginning to develop potential preferred equity-based instruments to replace AMPS as a form of leverage.3 However, given the uncertainty and the current and continuing unsettled state of the securities and capital markets, it is not possible to predict whether there will be an equity-based alternative sufficiently viable in the near term. The Applicants believe that even if such an alternate financing structure is created, it will take the markets a significant amount of time to implement such an alternative approach, especially in light of the market’s recent experience with the failure of the auction rate markets.

For the above reasons, the Applicants are seeking the Order to enhance each Applicant’s ability to provide a liquidity solution to the holders of its AMPS should the Board of Trustees determine to refinance the AMPS.

Requested Relief

Under Section 18(a)(1), any class of senior security of a closed-end investment company that represents an indebtedness must have, immediately after its issuance or sale, an asset coverage of at least 300%, with provision made generally to prohibit declarations of dividends or distributions on the company’s stock or the repurchase of stock unless the 300% asset coverage is maintained, except that dividends may be declared upon the company’s preferred stock if the indebtedness has asset coverage of at least 200% at the time of declaration, after deducting the amount of the dividend. For the reasons stated above, the Applicants request that the

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3  See Eaton Vance Management (pub. avail. June 13, 2008) (no-action relief granted for the sale of a remarketed preferred stock share coupled with a liquidity put).

Commission issue a temporary order of exemption permitting each Applicant the option to engage in borrowings after the issuance of the Order for the purpose of refinancing any AMPS issued prior to February 1, 2008 that are outstanding at the time such post-Order debt is issued or incurred (as well as any refinancing of such post-Order debt until the expiration of the Order), subject, on a temporary basis, to the 200% asset coverage requirement that applies to the Applicants’ existing AMPS, rather than the 300% asset coverage requirement that would apply ordinarily to indebtedness. In addition, the Applicants request a temporary exemption from Section 18(a)(1)(B) of the 1940 Act so that each Applicant may, in connection with the refinancing referred to above and to the extent that compliance with Section 18(a)(1)(B) is not excused in the circumstances by Section 18(g) of the 1940 Act4, make provision to prohibit the declaration of dividends or distributions and the purchase of its capital stock (including its AMPS) unless, at the time of any declaration or purchase and after deducting the amount of such dividend, distribution or purchase price, it meets the 200% asset coverage requirement that applies in respect of the Applicant’s existing AMPS, rather than the asset coverage of 300% ordinarily required.5

The Applicants seek the requested relief on a temporary basis only—specifically, for a period not to exceed two years from the date on which the Order is issued (the “Exemption Period”). Each Applicant that borrows in reliance on the Order proposes that it would either pay down or refinance the debt within the Exemption Period to the extent necessary so that, upon

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4  Section 18(g) of the 1940 Act provides, among other things, that a promissory note or other evidence of indebtedness issued in consideration of any loan, extension or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed, is not a “senior security” for purposes of Section 18 (a)(1)(B).

5  Except as permitted under the requested Order, if issued, the Applicants would meet all of the asset coverage requirements of Section 18(a) of the 1940 Act during the Exemption Period.

expiration of the Exemption Period and thereafter, it would comply with the applicable asset coverage requirements (200% for equity or 300% for debt). Except as provided in the Order, the Applicants will continue to meet all of the asset coverage requirements of Section 18(a) of the 1940 Act.

The Applicants submit that two years is an appropriate period of time for the proposed temporary relief from Sections 18(a)(1)(A) and 18(a)(1)(B). Because of the limited availability of debt financing in the current, severely constrained capital markets, the Applicants believe that the negotiation, execution and closing of a borrowing transaction to replace the leverage currently represented by the AMPS, if it can be effected, might take several months following the issuance of the Order. The Applicants also believe that the gradual reduction of any leverage through the use of proceeds of any common share issuances, or the development by the industry of an alternative form of preferred stock that provides liquidity at liquidation value also might take several months, if at all, after the Order has been issued. It is not possible to predict when, or if, the securities and capital markets will return to conditions that would enable the Applicants to achieve compliance with applicable asset coverage requirements in the absence of the Order, consistent with the best interests of the Applicants and their common shareholders. In light of these factors, and given the continuing unsettled state of the securities and capital markets, which makes it impossible to establish a precise schedule for consummating capital markets transactions, the Applicants believe that a two-year Exemption Period is reasonable and appropriate. In addition, the Exemption Period provides each Applicant with sufficient time to reduce any leverage in an orderly manner through sale of portfolio holdings to the extent that it is unable to reduce any leverage through: (1) the use of proceeds of the issuance of common shares, if any; (2) the issuance of an alternative form of preferred stock that provides liquidity at liquidation value; or (3) the growth of assets under management in an amount sufficient to bring the Applicant’s asset coverage into compliance with Section 18(a).

Any replacement of the existing AMPS with debt, if approved by the Board of an Applicant, would be expected to be favorable to both the holders of common shares and AMPS issued by the Applicant. If approved by the Board, any replacement of the existing AMPS with debt potentially would provide liquidity to all of an Applicant’s current AMPS shareholders. Furthermore, although there can be no certainty regarding financing costs under future market conditions, any replacement also could be expected to benefit the common shareholders to the extent that the debt, over time, is a lower cost form of leverage than the cost of the existing AMPS based on the Maximum Rate. Applicants also contend that the proposal would avoid any need for a forced deleveraging, which likely would be detrimental to common shareholders.

In considering any proposed incurrence of additional debt to replace the AMPS, the Applicants will consider the interests of the holders of both the common shares and AMPS and weigh carefully the benefits and costs of the proposals to the common shareholders and the AMPS shareholders.6 As with any decision to incur, maintain, replace, reduce or eliminate leverage in a closed-end investment company, each Applicant will consider in connection with any new borrowing, among other things, the expected costs of the debt, the availability and terms of financing (including matters such as fees and lenders’ requirements related to the grant of a security interest in all or a portion of an Applicant’s assets), credit market conditions, and the investment return expected to be potentially available on portfolio assets that have been or may

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6  The Applicants do not believe that the proposed borrowings will require a change to their fundamental investment policies that would require a shareholder vote.

be acquired using leverage (all of which are generally highly unpredictable and may vary significantly from one point in time to another).

Each Applicant also will consider any alternative courses of action that, in its view, might be in the best interests of its common shareholders and its AMPS shareholders.

The Board of an Applicant that borrows in reliance on the Order will receive and review, no less frequently than quarterly during the Exemption Period, detailed progress reports prepared by management (or other parties selected by the Trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) (“Independent Trustees”)) regarding and assessing the efforts that the Applicant has undertaken, and the progress that the Applicant has made, towards achieving compliance with the appropriate asset coverage requirements under Section 18 by the expiration of the Exemption Period. The regular meetings of the Board of any such Applicant, until such time as compliance with such asset coverage requirements has been achieved, will include time for the presentation and discussion of such reports and of the progress that such Applicant has made towards achieving compliance with the asset coverage requirements. To the extent that the Board deems appropriate, these matters also will be scheduled for discussion at other meetings of the Board or relevant committees thereof, and during executive sessions of the Independent Trustees.

III. APPLICABLE LAW AND ANALYSIS

Applicable Law

Section 18(a)(1)(A) of the 1940 Act provides that it shall be unlawful for any registered closed-end company to issue any class of senior security, or to sell such security of which it is the issuer, unless, if such class of senior security represents an indebtedness, immediatelyafter such issuance or sale, it will have an asset coverage of at least 300 per centum.

Section 18(a)(2)(A) of the 1940 Act provides that shall be unlawful for any registered closed-end company to issue any class of senior security, or to sell any such security of which it is the issuer, unless, if such class of senior security is a stock, immediately after such issuance or sale it will have an asset coverage of at least 200 per centum.

Section 18(a)(1)(B) of the 1940 Act provides that it shall be unlawful for any registered closed-end company to issue any class of senior security, or to sell any such security of which it is the issuer, that represents an indebtedness unless provision is made to prohibit the declaration of any dividend (except a dividend payable in stock of the issuer) or the declaration of any other distribution, upon any class of the capital stock of such investment company, or the purchase of any such capital stock, unless, in every such case, such class of senior security has at the time of the declaration of any such dividend or distribution or at the time of any such purchase an asset coverage of at least 300 per centum after deducting the amount of the dividend, distribution, or purchase price, as the case may be, except that dividends may be declared on any preferred stock if the senior security representing indebtedness has an asset coverage of at least 200 per centum at the time of declaration after deducting the amount of the dividend.

Section 18(a)(2)(B) of the 1940 Act provides that it shall be unlawful for any registered closed-end company to issue any class of senior security, or to sell any such security of which it is the issuer, unless, if such class of senior security is a stock, provision is made to prohibit the declaration of any dividend (except a dividend payable in common stock of the issuer), or the declaration of any other distribution, upon the common stock of such investment company, or the purchase of any such common stock, unless in every such case such class of senior security has at the time of the declaration of any such dividend or distribution or at the time of any such purchase an asset coverage of at least 200 per centum after deducting the amount of the dividend, distribution or purchase price, as the case may be.

Section 18(g) of the 1940 Act provides, among other things, that “senior security,” for purposes of Section 18(a)(1)(B), does not include any promissory note or other evidence of indebtedness issued in consideration of any loan, extension or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed.

Section 18(h) of the 1940 Act defines “asset coverage” of a class of senior security representing an indebtedness of an issuer to mean the ratio which the value of the total assets of such issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer. Section 18(h) of the 1940 Act defines “asset coverage” of a class of senior security of an issuer which is a stock to mean the ratio which the value of the total assets of such issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer plus the aggregate of the involuntary liquidation preference of such class of senior security which is a stock. The involuntary liquidation preference of a class of senior security which is a stock is deemed to mean the amount to which such class of senior security would be entitled on involuntary liquidation of the issuer in preference to a security junior to it.

Section 6(c) of the 1940 Act provides, in part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision of the 1940 Act, if and to the extent necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The

Applicants submit that the request herein for the exemptive temporary relief meets the standards of Section 6(c).

Analysis

Section 18 of the 1940 Act was designed to address congressional concerns regarding preferential treatment for certain classes of shareholders, and complex capital structures that could induce controlling common stockholders to invest in risky securities to produce income necessary to cover the high cost of money, and the use of excessive leverage. Congress was also concerned that senior securities gave the misleading impression of safety from risk. Applicants believe that the request for temporary relief is necessary, appropriate and in the public interest and that such relief is consistent with the protection of investors and the purposes intended by the policy and provisions of Section 18.

Any replacement of the AMPS with debt, if approved by the Board of an Applicant, would provide liquidity for the Applicant’s AMPS. In addition, the Order would permit each Applicant to continue to provide its common shareholders with the enhanced returns that leverage yields may provide, without disrupting the declaration of dividends or other distributions the Applicant historically has made with respect to its common shares,7 and to help

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7  The Applicants believe that their common shareholders expect regular distributions. Each of the Applicants has declared and paid dividends on its common shares since shortly after commencing operations. In addition, for the Applicants to continue to qualify as regulated investment companies under the Internal Revenue Code of 1986, as amended, and to receive favorable tax treatment thereunder, it is necessary, among other things, for each Applicant to distribute at least 90 percent of its investment company taxable income and net tax-exempt interest income (if any) during each taxable year.

By permitting each Applicant to declare dividends and distributions, on a temporary basis, subject to a 200% asset coverage requirement under Section 18(a)(1)(B), it is expected that the Applicant will be able to refinance AMPS as described in this Application without putting at risk the Applicant’s ability to maintain its status as a regulated investment company.

It is possible that, in connection with a borrowing incurred to refinance outstanding AMPS, the Applicants will issue a senior security constituting indebtedness that is in consideration of a loan, made by a bank or other person and privately arranged, and not intended to be publicly distributed. Under Section 18(g), such a borrowing would not require the Applicants to make the provision referred to in Section 18(a)(1)(B). However, the Applicants cannot rule out the possibility that they will incur borrowings that do not meet the Section 18(g) criteria, and are thus requesting relief from Section 18(a)(1)(B).

avoid the potential harm to the common shareholders that could result if the Applicant were to deleverage its portfolio in the current difficult market environment. If it were to deleverage its portfolio, an Applicant may be forced to sell portfolio holdings into a market that may be characterized by an imbalance between buyers and sellers and a consequent lack of liquidity. Deleveraging would further potentially disadvantage an Applicant’s common shareholders by reducing their investment return, incurring transaction costs and recognizing capital gains, which, in turn, may reduce the market price of the common shares. For the foregoing reasons, the Applicants do not believe deleveraging in the current market environment is a reasonable method to provide liquidity to each Applicant’s AMPS shareholders.

The refinancing by each Applicant of its AMPS would be subject to the negotiation by the Applicant of one or more agreements with acceptable counterparties and approval of such arrangements by the Applicant’s Board, among other factors. The Applicants can provide no assurance that, if the Commission grants the Order, either Applicant will be able to redeem any of its AMPS using debt.

The Applicants submit that the current state of the credit markets, which has affected AMPS of all types, including the Applicants’ AMPS, is an historic event of unusual severity and requires a creative and flexible response on the part of both the private and public sectors. The Applicants believe that these issues have created an urgent need for limited, quick, thoughtful and responsive solutions and believe that the requested temporary relief is necessary, appropriate and in the public interest.

The Applicants submit that that the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act would be served by granting a limited exemption permitting the refinancing of existing AMPS with indebtedness having the same 200% minimum asset coverage as currently applies to the AMPS. Specifically:

1)

In the view of each Applicant’s Board, including the Applicant’s Independent Trustees, the interests of both classes of the Applicant’s current investors would be expected to be well served by the proposal if a refinancing of the AMPS is approved by the Board—the AMPS shareholders because they would achieve the liquidity that the market currently cannot provide, as well as full recovery of the liquidation value of their shares, and the common shareholders because (1) the Applicant’s investment return would be enhanced to the extent that the cost of the new form of leverage is, over time, lower than that of the total cost of AMPS based on their Maximum Rates without disruption to the declarations of dividends and other distributions that common shareholders may expect and (2) the adverse consequences of deleveraging would be avoided.

2)

Any proposed borrowing would be obtained from banks (as defined in Section 2(a)(5) of the 1940 Act), insurance companies (as defined in Section 2(a)(17) of the 1940 Act) or qualified institutional buyers (as defined in Rule 144(a)(1) under the Securities Act of 1933, as amended) that would be (a) willing to make loans on the basis of asset coverage of 200% or greater, (b) capable of assessing the risk associated with the transactions and (c) capable of determining what limitations, if any, they wished to impose upon the payment of dividends to the common shareholders or to impose on the redemption of the capital stock of the Applicant; such lenders would not need the additional protection that Congress might have believed retail purchasers of investment company debentures in 1940 required or expected.

3)

The proposed liquidity solution does not “fail to protect the preferences and privileges of the holders of [an Applicant’s] outstanding securities” (1940 Act Section 1(b)(3)); the redemption of the existing AMPS would be effected in full accordance with the relevant provisions of the Applicant’s Statement of Preferences relating to the terms, rights, preferences and privileges of the Applicant’s AMPS.[8] The 200% asset coverage requirement applicable to the declaration of dividends or distributions and the repurchase of an Applicant’s capital stock, including AMPS, would limit the ability of the common shareholders to obtain assets of the Applicant to the detriment of the debt holders in accordance with the underlying purposes of Section 18(a)(1)(B) of the 1940 Act. In addition, all the lenders who participate in the borrowings will be sophisticated institutional parties that are capable of weighing the risks inherent in such lowered asset coverage limits. The common shareholders would continue to have the same rights and preferences that they always have had; after the AMPS have been redeemed, the total amount of leverage and claim on dividends will be

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8  Any Applicant that has debt outstanding at the time of any borrowing by such Applicant in reliance on the Order will obtain any consents to such borrowing that may be required under the terms of any such outstanding debt.

the same as it was when the Applicant’s capital structure was comprised of AMPS and common shares.

4)

The proposed liquidity solution would not “by excessive borrowing and the issuance of excessive amounts of senior securities increase unduly the speculative character of [an Applicant’s] junior securities” (1940 Act Section 1(b)(7)). Neither Applicant would be more highly leveraged if it replaces the existing AMPS with borrowing, and so there would be no increase in the risk to the common shareholders other than the risk that the borrowing cannot be refinanced on favorable terms when it matures.[9] The Applicants note that the proposed liquidity solution is temporary and that the Applicants would be in compliance with the relevant asset coverage requirements by the end of the Exemption Period. Accordingly, to the extent the 1940 Act’s asset coverage requirements were designed to limit leverage because of its potential to magnify losses as well as gains, the proposed liquidity solution would not unduly increase the speculative nature of an Applicant’s common shares because the relief is temporary, and the Applicant would be no more highly leveraged if it replaces the existing AMPS with borrowing.

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9  The Applicants acknowledge that the perpetual nature of the AMPS makes them in that respect a more attractive source of leverage than borrowing, which by its terms must be repaid or refinanced at or before a stated maturity date. The Applicants further acknowledge that managing any portfolio that relies on borrowing for leverage entails the risk that, when the borrowing matures and must be repaid or refinanced, an economically attractive form of replacement leverage may not be available in the capital markets. For that reason, any portfolio that relies on borrowing for leverage is subject to the risk that it may have to deleverage. As explained above, depending upon the circumstances, deleveraging could be disadvantageous to the holders of the leveraged portfolio’s common equity, insofar as it may disrupt portfolio management, reduce portfolio investment returns and potentially reduce the value of the common shares.

5)

The proposed liquidity solution would not make the Applicants’ capital structure more complex, opaque or hard to understand. Each Applicant that fully replaces its currently outstanding AMPS with senior securities representing indebtedness would, as a result, have two classes of outstanding securities, one senior and one junior, as was the case prior to the Applicant’s redemption of its AMPS.

6)

The proposed liquidity solution would not result in undue concentration of the control of investment companies through “pyramiding,” or inequitable methods or distribution of control (1940 Act Section 1(b)(4)).[10] The Order would not apply to the Applicant’s obligations under Section 12(d)(1) of the 1940 Act, and as such the pyramiding of control that was typically present with complex capital structures prior to the enactment of the 1940 Act would not be present, or possible.

7)

The proposed liquidity solution would not result in the Applicants’ maintaining a lower level of reserves, in relation to the amount of their outstanding obligations to senior security holders, than they have historically been required to maintain (1940 Act Section 1(b)(8)).

For the aforementioned reasons, the Applicants believe that the request for the Applicants to be allowed to substitute on a temporary basis a 200% asset coverage requirement for the 300% asset coverage requirement, in the present, exigent circumstances, readily meets the standards for

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10  It appears that, prior to the adoption of the 1940 Act, voting power in many investment companies was concentrated in the hands of insiders who held the only voting shares in complex, multi-layered capital structures. See Hearings on S. 3580 before a Subcommittee of the Committee on Banking and Currency, U.S. Senate, at 238-9 (1940) (testimony of David Schenker, Chief Counsel, Investment Trust Study) One of the reasons for limiting the amount and complexity of closed-end fund capital structures was to eliminate the possibility that (absent default on a senior security) voting control would rest other than with the common shareholders. See Id. At 238-42.

exemption under Section 6(c) of the 1940 Act. The Applicants also believe that the requested temporary relief from Sections 18(a)(1)(A) and 18(a)(l)(B) is necessary, appropriate and in the public interest and that the temporary requested relief is consistent with the protection of investors and the purposes intended by the policy and provisions of Section 18 of the 1940 Act. The Applicants believe that the proposed liquidity solution requires relatively minimal Commission action, yet would produce a material benefit to investors.

IV. CONDITIONS

For the reasons set forth herein, the Applicants request that the Commission issue an order pursuant to Section 6(c) for an exemption from the provisions of Section 18(a)(l)(A) and Section 18(a)(1)(B) on a temporary basis. The Applicants agree that any order of the Commission granting the requested relief shall be subject to the following conditions:

1.

Each Applicant that borrows subject to 200% asset coverage under the Order will do so only if such Applicant’s Board, including a majority of the Independent Trustees, shall have determined that such borrowing is in the best interests of such Applicant, its common shareholders and its AMPS shareholders. Each Applicant shall make and preserve for a period of not less than six years from the date of such determination, the first two years in an easily accessible place, minutes specifically describing the deliberations by the Board and the information and documents supporting those deliberations, the factors considered by the Board in connection with such determination, and the basis of such determination.

2.	Upon expiration of the Exemption Period, each Applicant will have asset coverage of at least 300% for each class of senior security representing indebtedness.

3.

The Board of an Applicant that has borrowed in reliance on the Order shall receive and review, no less frequently than quarterly during the Exemption Period, detailed progress reports prepared by management (or other parties selected by the Independent Trustees) regarding and assessing the efforts that the Applicant has undertaken, and the progress that the Applicant has made, towards achieving compliance with the appropriate asset coverage requirements under Section 18 by the expiration of the Exemption Period. The Board, including a majority of the Independent Trustees, will make such adjustments as it deems necessary or appropriate to ensure that the Applicant comes into compliance with Section 18 of the 1940 Act within a reasonable period of time, not to exceed the expiration of the Exemption Period. Each Applicant will make and preserve minutes describing these reports and the Board’s review, including copies of such reports and all other information provided to or relied upon by the Board, for a period of not less than six years from the date of such determination, the first two years in an easily accessible place.

V. PRECEDENT FOR RELIEF

The relief sought is substantially similar to that recently granted to Eaton Vance Floating Rate Income Trust, et al., SEC Release Nos. IC-28431, 812-13540 (October 2, 2008) (notice) and IC-28464, 812-13540 (October 23, 2008) (order); and Calamos Convertible Opportunities and Income Fund, et al., SEC Release Nos. IC-28603, 812-13552 (January 14, 2009) (notice) and IC-28615, 812-13552 (February 10, 2009) (order). In Eaton Vance, the Commission issued an order under Section 6(c) of the 1940 Act exempting certain closed-end management investment companies (the “Eaton Vance applicants”) from Sections 18(a)(1)(A) and (B) of the 1940 Act.

The order permits the Eaton Vance applicants, for a period of two years immediately following the date of the order, subject to asset coverage of 200%, (1) to issue a class of senior securities representing indebtedness and to redeem their issued and outstanding auction preferred shares, and (2) to declare dividends and or other distributions on their capital stock. The order granted by the Commission in Calamos is substantially similar to the order granted in Eaton Vance, except that the order in Calamos is granted for a period from the date of the order until October 31, 2010. The Applicants are seeking relief that is identical to that granted in Eaton Vance, and, except for the proposed term of the order, Calamos, and as discussed infra, they are willing to agree that any order of the Commission granting their requested relief would be subject to conditions that are identical to those contained in the Eaton Vance and Calamos applications.

VI. ADDITIONAL INFORMATION

Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is as indicated on the first page of this Application. Applicants further state that all communications concerning this application should be directed to Dorothy E. Bourassa, General Counsel, Pioneer Investment Management, Inc., 60 State Street, Boston, Massachusetts 02109-1820, with a copy to Roger P. Joseph, Esq., Bingham McCutchen LLP, One Federal Street, Boston, Massachusetts 02110-1726.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant hereby represents that all requirements for the execution and filing of this Application on behalf of Applicants have been complied with in accordance with the Agreement and Declaration of Trust and By-Laws of the Applicants, and the undersigned officer of the Applicants is fully authorized to execute this Application and any further amendments thereto. The Applicants have adopted the resolutions attached as Exhibit A authorizing the filing of the application. The Verification required by Rule 0-2(d) under the Act is attached as Exhibit B.

SIGNATURES

Each of the investment companies listed below has caused this Application to be duly executed on its behalf this 27th day of February, 2009.

Pioneer Floating Rate Trust

Pioneer High Income Trust

By:/s/ Dorothy E. Bourassa

Name: Dorothy E. Bourassa

Title: Secretary

_____________________________________________

EXHIBITS

_____________________________________________

Exhibit A — Certification of Authorization

Exhibit B — Verification

EXHIBIT A

CERTIFICATION OF AUTHORIZATION

The undersigned hereby certifies that she is Secretary of each of Pioneer Floating Rate Trust and Pioneer High Income Trust and further certifies that the following resolutions were duly adopted by each of their Boards on November 11, 2008, and are still in full force and effect.

RESOLVED, that the President, any Vice President, the Treasurer, the Secretary, and any Assistant Secretary of each of Pioneer Floating Rate Trust and Pioneer High Income Trust (each a “Fund”) be, and each of them acting singly hereby is, authorized, in the name and on behalf of each Fund, to prepare, execute and file with the Securities and Exchange Commission an application or applications and any exhibits and amendments thereto (the “Application”) for each Fund and other investment companies pursuant to Sections 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an order granting an exemption from the provisions of Section 18(a)(1) of the 1940 Act, including the asset coverage requirements set forth therein, and any other sections of the 1940 Act and the rules thereunder, as any such officer of the Fund shall deem necessary of appropriate to conduct the Fund’s business.

FURTHER RESOLVED, that the President, any Vice President, the Treasurer, the Secretary and any Assistant Secretary of each Fund be, and each of them acting singly hereby is, authorized to execute and cause to be

A-1

filed the Application and to take such further actions and execute and file such further amendments or other documents as may be necessary, desirable or appropriate to the implementation and performance of the preceding resolution and the matters contemplated therein, their execution thereof to be conclusive evidence of such approval.

IN WITNESS WHEREOF, I have hereunto set my hand, this 27th day of February, 2009.

/s/ Dorothy E. Bourassa

Dorothy E. Bourassa

Secretary

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EXHIBIT B

VERIFICATION

The undersigned states that she has duly executed the attached Application, dated February 27, 2009, for and on behalf of each of Pioneer Floating Rate Trust and Pioneer High Income Trust (the “Pioneer Funds”); that she is the Secretary of the Pioneer Funds; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that she is familiar with the instrument, and the contents thereof, and that the facts set forth therein are true to the best of her knowledge, information, and belief.

PIONEER FLOATING RATE TRUST

PIONEER HIGH INCOME TRUST

By:/s/ Dorothy E. Bourassa

Name: Dorothy E. Bourassa

Title:	Secretary

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